EXHIBIT (i)

Eaton Vance Management
One Post Office Square
Boston, MA 02109

617 482 8260
www.eatonvance.com

December 23, 2025

Eaton Vance Growth Trust

One Post Office Square

Boston, MA 02109

Ladies and Gentlemen:

I have acted as counsel to Eaton Vance Growth Trust (the “Trust”). I am admitted to practice law in the Commonwealth of Massachusetts. The Trust is a Massachusetts business trust pursuant to the Amended and Restated Declaration of Trust dated August 9, 2016, as amended (the “Declaration of Trust”).

I am of the opinion that all legal requirements have been complied with in the creation of the Trust, and that said Declaration of Trust is legal and valid.

The Trustees of the Trust have the powers set forth in the Declaration of Trust, subject to the terms, provisions and conditions therein provided. As provided in the Declaration of Trust, the Trustees may authorize one or more series or classes of shares, without par value, and the number of shares of each series or class authorized is unlimited. Under the Declaration of Trust, the Trustees may from time to time issue and sell or cause to be issued and sold shares of the Trust for cash or for property. All such shares, when so issued, shall be fully paid and nonassessable by the Trust.

Based upon the foregoing, and with respect to Massachusetts law (other than the Massachusetts Uniform Securities Act), only to the extent that Massachusetts law may be applicable and without reference to the laws of the other several states or of the United States of America, I am of the opinion that under existing law:

1. The Trust is a trust with transferable shares of beneficial interest organized in compliance with the laws of the Commonwealth of Massachusetts, and the Declaration of Trust is legal and valid under the laws of the Commonwealth of Massachusetts.

2. Shares of beneficial interest of the Trust registered by Form N-1A may be legally and validly issued in accordance with the Declaration of Trust upon receipt of payment in compliance with the Declaration of Trust and, when so issued and sold, will be fully paid and nonassessable by the Trust.

Eaton Vance Growth Trust

December 23, 2025

Under Massachusetts law, if certain conditions prevail, shareholders of a Massachusetts business trust (such as the Trust) could be deemed to have personal liability for the obligations of the Trust. The Trust’s Declaration of Trust contains an express disclaimer of liability on the part of shareholders and the Trust’s By-laws provide that the Trust shall, upon request by any shareholder, assume the defense on behalf of such shareholder(s). The Declaration of Trust also contains provisions limiting the liability of a series or class to that series or class. Moreover, the Trust’s By-laws also provide for indemnification of any shareholder held personally liable solely by reason of being or having been a shareholder for all loss or expense arising from such liability. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

I consent to the filing of this opinion with the Securities and Exchange Commission as part of the Trust’s registration statement on Form N-1A.

Very truly yours,

/s/ JiWon Park
JiWon Park, Esq.